Exhibit 99.5

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”), dated as of ____, 2022 (this “Agreement”), by and among Peak Asia Investment Holdings V Limited, a company incorporated under the laws of the British Virgin Islands (“ADV”), Beacon Technology Investment Holdings Limited, a company incorporated under the laws of Hong Kong (“Beacon”), Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), a company incorporated under the laws of People’s Republic of China (“Jiechuang”) , Australia Wanda International Company Limited, a company incorporated under the laws of Hong Kong (“Wanda”, together with Jiechuang, the “Investors”) and Aesthetic Medical International Holdings Group Limited (the “Company”), Zhou Pengwu (周鹏武) (“Dr. Zhou”) and Ding Wenting (丁文婷) (together with Dr. Zhou, the “Founders”).

RECITALS

WHEREAS, ADV owns 14,514,381 ordinary shares, par value $0.001 per share, of the Company (“Ordinary Shares”) and 354,193 American Depository Shares (“ADS”) representing 1,062,579 Ordinary Shares (such ordinary shares, the “Owned Shares”, together with any other voting securities of the Company of which ADV acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);

WHEREAS, on September 15, 2020, (i) ADV, the Company and Beacon entered into a Convertible Note Purchase Agreement; and (ii) ADV, the Company, Zhou Pengwu and Ding Wenting entered into an Exit Payments Agreement (the “Exit Payments Agreement”);

WHEREAS, pursuant to the Convertible Note Purchase Agreement, on September 17, 2020, (i) the Company issued a Convertible Note (the “Note”) in the amount of US$5,000,000 to ADV; (ii) the Company and ADV executed a Deed of Share Charge whereby the Company charged 5,100 shares (representing 51% of its issued and outstanding shares) of Dragon Jade Holdings Limited (“Dragon Jade”) to ADV; (iii) Dragon Jade and ADV executed a Deed of Share Charge whereby Dragon Jade charged 5,100 shares (representing 51% of its issued and outstanding shares) of Peng Oi Investment (Hong Kong) Holdings Limited (“Peng Oi”) to ADV; and (iv) Peng Oi, Peng Yi Da Business Consulting Co., Ltd. (“Peng Yi Da”) and Beacon entered into an Equity Interest Pledge Agreement whereby Peng Oi pledged 51% of the equity interest in Peng Yi Da in favor of Beacon (collectively with the share charge of shares of Dragon Jade and the share charge of shares of Peng Oi, the “Share Pledges”);

WHEREAS, concurrently herewith, (i) the Company and Jiechuang are entering into a Subscription Agreement (the “Jiechuang Agreement”), (ii) the Company, Wanda and certain other parties thereto are entering into a Share Purchase Agreement (the “Wanda Agreement”) and (iii) the Company, Wanda, Jiechuang, ADV and certain other parties thereto are entering into a Shareholders Agreement (the “Shareholders Agreement”, together with the Jiechuang Agreement and the Wanda Agreement, the “Transaction Agreements”, and the transactions contemplated thereby, the “Proposed Transactions”, which for the avoidance of doubt, shall include but not limited to the subscription of 36,402,570 Ordinary Shares by Jiechuang or its designated affiliate, the purchase of 21,321,962 Ordinary Shares by Wanda from certain sellers controlled by the Founders, and the grant of warrant to an affiliate of Dr. Zhou Pengwu and the grant of warrant to Wanda pursuant to the Shareholders Agreement); and

WHEREAS, ADV and Beacon acknowledge that the execution of this Agreement is a condition of the Investors entering into the Proposed Transactions and the Transaction Agreements. It is acknowledged that the execution by Jiechuang, Wanda and the Company of the Transaction Agreements to which they are a party is a condition of ADV and Beacon entering into the transactions contemplated herein and this Agreement.

WHEREAS, concurrently with the execution of this Agreement, Jiechuang, Wanda, the Company and certain other parties have entered into the Transaction Agreements, except that the Shareholders Agreement will become effective upon the closing of all Proposed Transactions (the “Closing”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

1.            Agreement to Vote. From the date hereof until the Closing, ADV agrees with the Investors that it shall at any meeting of the shareholders of the Company (whether annual or extraordinary and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent of shareholders of the Company, (a) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (i) in favor of the Proposed Transactions, the adoption of the Transaction Agreements and any other matters necessary for consummation of the Proposed Transactions, and (ii) against (A) any proposal or transaction that competes with Proposed Transactions, and (B) any other action that would impede, interfere with, delay, postpone or adversely affect the Proposed Transactions.

2.            No Inconsistent Agreements. ADV hereby represents, covenants and agrees with the Investors that, except as contemplated by this Agreement, ADV has not granted, and shall not grant at any time prior to the Closing, a proxy or power of attorney with respect to any Covered Shares which is inconsistent with ADV’s obligations pursuant to this Agreement.

3.            Conversion. Notwithstanding anything else to the contrary contained in the Note, upon the Closing, ADV shall, subject to the Requisite Approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined therein) and the Conversion Catch-up Amount (as defined therein), at a conversion price that is equal to the USD Equivalent (as of Closing) of RMB4.203 per Ordinary Share. The Parties agree and acknowledge that upon the completion of such conversion, each of ADV and the Company shall be released from any and all claims, obligations and liabilities arising from or relating to the Note (other than any rights that will have accrued to the benefit of a party on or prior to the conversion date). In furtherance of the foregoing, ADV shall deliver a Conversion Notice as attached in Exhibit A at the Closing, which shall constitute its irrevocable exercise of the conversion right under the Note, subject to Closing having taken place.

For the purposes of this Agreement, “USD Equivalent” means, with respect to a particular date, the amount of USD calculated based on the central parity rate of RMB against USD announced by the People’s Bank of China one day prior to the such date (it being understood that if such date is not a business day, the business day immediately before such date).

4.            Share Pledges. ADV and Beacon shall, without further consideration, cooperate with the Investors and take all actions to release, or cause to be released, the Share Pledges on and subject to Closing and the issuance of Ordinary Shares pursuant to the ADV’s exercise of its conversion right under the Note. Three (3) days prior to the Closing, ADV and Beacon shall execute, deliver and file all filled, pre-signed or otherwise required agreements, certificates, instruments, letters or any other documents to effect the release of the Share Pledges, for Company’s legal counsel to hold in escrow until being simultaneously released upon the issuance of Ordinary Shares pursuant to the ADV’s exercise of its conversion right under the Note and Section 3 herein. In the event this Agreement is terminated, the Company shall procure that all documents held in escrow pursuant to the foregoing sentence shall be immediately returned to ADV.

5.            Amendment of Exit Payments Agreement.

(a)           Upon the Closing, and subject to the Requisite Approvals being obtained and continuing in force, the Company, the Founders and ADV agree that:

(i)            the definition of “Payment Date” under the Exit Payments Agreement shall deemed to be amended so that “Payment Date” shall mean 15 December 2024;

(ii)           the condition in paragraph 2.1(a) of the Exit Payments Agreement shall be deemed to have been satisfied; and

(iii)          the maximum amount payable as Exit Payment under paragraph 2.1(i) of the Exit Payments Agreement shall be US$2,700,000, and the maximum amount payable as Exit Payment under paragraph 2.1(ii) of the Exit Payments Agreement shall be US$1,350,000; in connection therewith, the Company, the Founders and ADV acknowledge and agree that the amounts payable by the Company pursuant to paragraph 2 of the Exit Payments Agreement have been negotiated in good faith between such parties, and such amounts are a genuine pre-estimate of losses that ADV will incur should the number of Qualified Exit Shares (as defined in the Exit Payments Agreement) be below the corresponding number of ADS as set out in paragraph 2.1 of the Exit Payments Agreement (as amended).

(b)            Except as amended pursuant to this Section 5, the Exit Payments Agreement shall continue in full force and effect.

(c)            Subject to the Closing being completed, in consideration of ADV agreeing to enter into this Agreement, the Investors agree to procure compliance by the Company of its obligations under the Exit Payments Agreement.

6.            Warrant; Requisite Approvals

(a)           The Company shall execute and deliver to ADV the warrant for the purchase of shares of the Company as attached in Exhibit B to ADV on the date of this Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from Closing and shall be exercisable into Ordinary Shares of the Company in accordance with the terms thereof (such Ordinary Shares, the “Warrant Shares”). The warrant exercise price shall be equal to the USD Equivalent (as of Closing) of RMB4.67 per Ordinary Share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment. The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant.

(b)           Notwithstanding anything else to the contrary contained herein or in the Exit Payment Agreement, upon the exercise of the Warrant by way of set-off against the Exit Payment, the Exit Payments Agreement shall immediately terminate with no further force and effect and for the avoidance of doubt, the Exit Payment shall be deemed to have been satisfied, and ADV, the Company and the Founders shall be released from any and all claims, obligations and liabilities arising from or relating to the Exit Payments Agreement.

(c)           The Company shall procure that all necessary consents, approvals and authorizations of any nature whatsoever required (including any board and shareholder approval of the Company) in connection with the transactions contemplated under Sections 3, 5 and 6, as applicable (“Requisite Approvals”) are obtained on or prior to Closing.

7.            Representations and Warranties of the Investors. Each Investor jointly and severally represents and warrants to each other party hereto as follows:

(a)           It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Its execution, delivery and performance of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other actions or proceedings on its part are necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by it and, assuming due authorization, execution and delivery by each other party hereto, constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)           Except for the applicable filing or approval requirements of the Exchange Act, China Securities Regulatory Commission and relevant stock exchanges, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such party for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and (ii) neither its execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof shall (A) conflict with or violate, any provision of its organizational documents, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on its property or asset pursuant to, any contract to which it is a party or by which it or any of its property or asset is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets.

(c)           There is no action, suit, investigation, complaint or other proceeding pending against it or, to the its knowledge, threatened against it or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by each other party hereto of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

8.            Representations and Warranties of Company. The Company represents and warrants to each other party hereto as follows:

(a)           It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and the Warrant and to perform its obligations hereunder and thereunder. Its execution, delivery and performance of this Agreement and the Warrant, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereunder have been duly and validly authorized and no other actions or proceedings on its part are necessary to authorize the execution and delivery of this Agreement and the Warrant, the performance of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby. This Agreement and the Warrant has been duly and validly executed and delivered by it and, assuming due authorization, execution and delivery by each other party hereto, constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)           Except for the applicable filing or approval requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such party for the execution, delivery and performance of this Agreement or the Warrant or the consummation of the transactions contemplated hereby and (ii) neither its execution, delivery or performance of this Agreement or the Warrant, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with any of the provisions hereof or thereof shall (A) conflict with or violate, any provision of its organizational documents, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on its property or asset pursuant to, any contract to which it is a party or by which it or any of its property or asset is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets.

(c)           There is no action, suit, investigation, complaint or other proceeding pending against it or, to the its knowledge, threatened against it or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by each other party hereto of its rights under this Agreement or the Warrant or the performance by any party of its obligations under this Agreement or the Warrant.

(d)           Upon issuance of the Warrant, the Warrant will be duly and validly issued. On the date of issuance of the Warrant, the Warrant Shares issuable upon exercise of the Warrant shall have been reserved for issuance. Upon issuance of the Warrant Shares in accordance with, and payment pursuant to terms of the Warrant, the Warrant Shares will be duly and validly issued, fully paid and nonassessable, and the holder of the Warrant will have good title to the Warrant Shares, free and clear of all liens, claims and encumbrances of any kind, other than transfer restrictions under federal and state securities laws.

9.            Representations and Warranties of the Founders. Each Founder severally represents and warrants to each other party hereto as follows:

(a)           He or she has the legal capacity, power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by such party and, assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)           Except for the applicable filing or approval requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such party for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such party nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on such property or asset of such party pursuant to, any contract to which such party is a party or by which such party or any property or asset of such party is bound or affected or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such party or any of such party’s properties or assets.

(c)           There is no action, suit, investigation, complaint or other proceeding pending against such party or, to the knowledge of such party, threatened against such party or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by any other party hereto of its rights under this Agreement or the performance by any party of its obligations under this Agreement

10.            Representations and Warranties of ADV and Beacon. ADV and Beacon hereby jointly represent and warrant to the Investors as follows:

(a)           ADV is the beneficial owner of the Covered Shares. ADV has sole voting power, sole power of disposition, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares and the Warrant (and the underlying shares issuable thereunder), ADV does not own beneficially or of record any (i) shares or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares or voting securities of the Company other than those in the Recitals herein or (iii) options or other rights to acquire from the Company any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Company.

(b)           Each of ADV and Beacon is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by ADV or Beacon, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby by ADV or Beacon have been duly and validly authorized and no other actions or proceedings on the part of ADV or Beacon are necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ADV and Beacon and, assuming due authorization, execution and delivery by the Company and the Investors, constitutes a legal, valid and binding obligation of ADV and Beacon, enforceable against ADV and Beacon in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)           Except for the applicable filing requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of ADV or Beacon for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by ADV or Beacon nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of ADV or Beacon, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on such property or asset of ADV or Beacon pursuant to, any contract to which ADV or Beacon is a party or by which ADV or Beacon or any property or asset of ADV or Beacon is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to ADV or Beacon or any of ADV’s or Beacon’s properties or assets.

(d)          There is no action, suit, investigation, complaint or other proceeding pending against ADV or Beacon or, to the knowledge of ADV and Beacon, threatened against ADV or Beacon or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by the Investors of their rights under this Agreement or the performance by any party of its obligations under this Agreement.

11.           Certain Covenants of ADV. ADV hereby covenants and agrees with the Investors as follows, in each case except as otherwise approved in writing by the Investors:

(a)           Prior to the earlier of the Closing and the termination of this Agreement, ADV shall not, and shall not authorize or permit its affiliates or representatives, directly or indirectly, to:

(i)            solicit, initiate, endorse, encourage or facilitate the making by any person (other than the other parties to the Transaction Agreements) of any acquisition proposal;

(ii)           enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any acquisition proposal;

(iii)          execute or enter into any contract constituting or relating to any acquisition proposal, or approve or recommend or propose to approve or recommend any acquisition proposal or any contract constituting or relating to any acquisition proposal (or authorize or resolve to agree to do any of the foregoing actions);

(iv)          make, or in any manner participate in a “solicitation” (as such term is used in the rules of the Securities and Exchange Commission (the “SEC”)) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of the shares of the Company intending to facilitate any acquisition proposal or cause shareholders of the Company not to vote to approve the Proposed Transactions or any other transaction contemplated by the Transaction Agreement; or

(v)           exercise or enforce its rights as a creditor or any right under any agreement or instrument (including the Convertible Note Purchase Agreement, the Exit Payments Agreement, the Note and the Share Pledges) against the Company so as to impede, interfere with, delay, postpone or adversely affect the Proposed Transactions; provided always that, ADV may continue to exercise its rights as a shareholder such as voting rights and rights to dividends, provided further that this Section 11(a)(v) shall no longer apply on the occurrence of any Event of Default (as defined under the Note) and ADV acknowledges that it is not aware of any Event of Default as of the date hereof.

For the purposes of this Section 11(a), “acquisition proposal” means the acquisition that is similar to the transactions contemplated under the Transaction Agreements, or other acquisition of new shares or equity-linked securities of the Company.

(b)            ADV will immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any of the matters described in Section 11(a) above.

12.            Certain Covenants of Investor and Company. For so long as ADV beneficially owns no less than 10% of the Ordinary Shares of the Company, the Company and each Investor hereby covenants and agrees as follows, (A) with respect to the Investor, in each case except as otherwise approved in writing by ADV, such Investor shall not, and shall procure each of its nominee directors (except for the the independent director(s) nominated by Wanda pursuant to clause 2.2 of the Shareholders Agreement) of the Company shall not, propose or recommend or vote in favor of the following matters, and (B) with respect to the Company, in each case except as otherwise approved in writing by ADV, the Company shall not, propose or undertake any of the following matters:

(a)            the voluntary delisting of the Company from NASDAQ by the Company (excluding any involuntary delisting), except in connection with a bona fide privatization transaction, a sale transaction or any other transactions with a similar nature, provided that if the offeror is an Investor or any of its affiliates and such transaction contemplates a non-cash consideration, ADV and its affiliates shall have been offered such non-cash consideration and such offer shall be on terms no less favourable than any offer made to any shareholder of the Company in such transaction;

(b)            the approval of transactions between the Company or any of its subsidiaries on the one hand, and the Company’s or its subsidiaries’ connected persons on the other hand, provided that ADV’s prior written approval shall not be required for up to an aggregate of RMB30,000,000 in value of related party transactions in any given year where such related party transactions are on arm’s length basis and/or on market terms comparable with similar transactions; and/or

(c)            the issuance of any new securities of the Company at a price below US$2.20 per ADS (or such other price per ADS as may be appropriately adjusted for share splits, share dividends, combinations, recapitalizations and similar events), provided always ADV shall be entitled to notify the parties hereto in writing that this Section 12 shall no longer apply and on such notice, the parties agree that this Section 12 shall be automatically deemed to be deleted in its entirety.

For purposes hereof, “new securities” shall mean any equity securities of the Company issued after the date hereof, except for:

(i)            any equity securities of the Company issued pursuant to any equity incentive, purchase or participation plans for the benefit of any officers, directors, employees or consultants which are duly approved by the board and shareholders of the Company (as applicable);

(ii)            any equity securities of the Company issued in connection with any share split, share dividend, reclassification or other similar event; and

(iii)          any equity securities issued pursuant to the warrant granted to an affiliate of Dr. Zhou Pengwu (“Founder Warrant”) and the warrant granted to Wanda (“Wanda Warrant”) pursuant to the Shareholders Agreement, and the Warrant.

13.            Disclosure. ADV and Beacon hereby authorize the Investors and the Company to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement ADV’s and Beacon’s identity and ownership of the Covered Shares and the nature of ADV’s and Beacon’s obligations under this Agreement provided that prior to any such publication or disclosure, the Investors shall first obtain ADV and/or Beacon’s consent to such publication or disclosure, which consent shall not be unreasonably withheld, conditioned or delayed.

14.            Further Assurances. From time to time, the parties to this Agreement shall take further actions as may reasonably be deemed by each other party to be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement and the Proposed Transactions.

15.            Amendment and Modification.

(a)            This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party and otherwise as expressly set forth herein.

(b)            No provision of any Transcation Agreement, Wanda Warrant or Founder Warrant shall be amended, modified, waived, or terminated without the prior written consent of ADV if such amendment, modification, waiver or termination would result in an adverse effect on the rights or obligations of ADV prior to such action.

16.            Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

17.            Notices. Each notice, demand or other communication given or made under this Agreement shall be in writing in English and delivered or sent to the relevant party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five days’ prior written notice specified to the other parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail. Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch; and (d) if given or made by email, at the time of transmission. The initial address, email address and facsimile for each party for the purposes of this Agreement are:

if to ADV or Beacon:

c/o ADV Partners Management Pte Ltd
Address: 5 Shenton Way, #13-03 UIC Building, Singapore 068808
Fax: +65 6235 0325
Attn: ADV Operations (Project Cixi)
Email: operations@advpartners.com

if to the Company:

Address: Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, P.R.C. 518053
Telephone: +86 13928620496
Attn: Toby Guanhua Wu
Email : toby@pengai.com.cn

if to the Founders:

Address: Shenzhen Peng Ai Medical Aesthetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong, P.R.C.
Attn: Zhou Pengwu
Email: zhoupengwu@pengai.com.cn

if to the Investors:

Address: 1601B, Humon Land Building, intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong, P.R.C.

Attn: Wu Binhua

18.            No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

19.            Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of Hong Kong, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles.

20.            Dispute Resolution.

(a)           Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (“HKIAC Rules”) in force when the Notice of Arbitration is submitted in accordance with the HKIAC Rules.

(b)           There shall be three (3) arbitrators appointed in accordance with the HKIAC Rules.

(c)           The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this section, including without limitation, the provisions concerning the appointment of the arbitrators, the provisions of this section shall prevail.

(d)           The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(e)           The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of Hong Kong (without regard to principles of conflict of Laws thereunder) and shall not apply any other substantive Law.

(f)         Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(g)          During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

21.            Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, delegated, transferred, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

22.            Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

23.            Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

24.            Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

25.            Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

26.            No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

27.            Termination. This Agreement shall come into effect from the date hereof, and each party may terminate this Agreement upon the earlier of the following: (a) if Closing does not occur by the Outside Date; and (b) any of the Transaction Agreements is terminated. For the purpose so this Section 27, “Outside Date” means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the Proposed Transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Agreement as of the date first written above.

Peak Asia Investment Holdings V Limited

Name:
Title:

Beacon Technology Investment Holdings Limited

Name:
Title:

[Signature Page to Cooperation Agreement]

IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Agreement as of the date first written above.

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) 海南东方捷创投资合伙企业（有限合伙）

Name:
Title:

Australia Wanda International Company Limited

Name:
Title:

[Signature Page to Cooperation Agreement]

IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Agreement as of the date first written above.

Aesthetic Medical International Holdings Group Limited

Name:
Title:

Zhou Pengwu (周鹏武)

Ding Wenting (丁文婷)

[Signature Page to Cooperation Agreement]

Exhibit A

FORM OF CONVERSION NOTICE

[●], 2022

To:	Aesthetic Medical International Holdings Group Limited [Address]

Re:	Conversion Notice in relation to the Convertible Note of Aesthetic Medical International Holdings Group Limited dated as of September 17, 2020, as amended by the Cooperation Agreement dated [ ] (the “Note”), with an aggregate outstanding principal amount of US$5,000,000. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Holder, hereby deliver this Conversion Notice pursuant to the Cooperation Agreement and hereby notify the Company of the exercise of the conversion right set forth in Section 4.1 of the Note to convert all of the outstanding principal amount of the Note at the applicable Conversion Price.

Aggregate outstanding Principal Amount to be converted: US$5,000,000.

Conversion Catch-up Amount with respect to the Principal Amount to be converted: Amount as will result in the Holder achieving an IRR in respect of the Principal Amount of 12.5%, compounded annually and calculated from September 17, 2020 up to the Closing (as defined in the Cooperation Agreement).

Total Amount to be Converted: US$5,000,000 plus Conversion Catch-up Amount.

Applicable Conversion Price: [●].

Total Ordinary Shares to be issued upon conversion: Total amount to be converted divided by applicable Conversion Price.

Date of Conversion: the Closing (as defined in the Cooperation Agreement).

Please kindly issue to us such number of Ordinary Shares issuable upon conversion of the Note in accordance with this Conversion Notice and the provisions of Section 4.1 of the Note to the following entity:

Name: Peak Asia Investment Holdings V Limited

Address: [●]

Exhibit A

Exhibit B

FORM OF WARRANT

Exhibit B